UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                          to

Commission file number: 1-14572

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Restated Four Seasons Hotels Retirement Benefit Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Four Seasons Hotels Inc.
1165 Leslie Street
Toronto, ON M3C 2K8

FOUR SEASONS HOTELS RETIREMENT BENEFIT PLAN

(a)    Financial Statements and Supplementary Information

(b)    Exhibits

Exhibit No.	Title
23.1	Consent of KPMG LLP

June 29, 2006

Financial Statements and Supplementary Information (Stated in U.S. dollars) THE RESTATED FOUR SEASONS HOTELS RETIREMENT BENEFIT PLAN Year ended December 31, 2005

THE RESTATED FOUR SEASONS HOTELS

RETIREMENT BENEFIT PLAN

Financial Statements and Supplementary Information

December 31, 2005

INDEX

Page

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Plan Benefits as of December 31, 2005 and 2004	1

Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2005	2

Notes to Financial Statements	3 - 8

Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2005	9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Pension and Profit-Sharing Committee of

Four Seasons Hotels Limited

We have audited the accompanying statements of net assets available for plan benefits of The Restated Four Seasons Hotels Retirement Benefit Plan (the “Plan”) as of December 31, 2005 and 2004 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (held at end of year) as of December 31, 2005, is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 29, 2006

New York, New York

THE RESTATED FOUR SEASONS HOTELS
RETIREMENT BENEFIT PLAN

Statements of Net Assets Available for Plan Benefits
(Stated in U.S. dollars)

December 31, 2005, with comparative figures for 2004
	2005	2004

Assets

Cash and cash equivalents	$160,917	$229,073

Investments:
Four Seasons Stock Fund	2,611,875	3,239,375
Mutual funds	217,775,348	190,824,129
Collective trust fund	15,567,047	13,331,356
Loans to participants	8,434,098	7,363,777
	244,388,368	214,758,637

Employers’ contributions receivable	15,229,332	14,682,309
Participants’ contributions receivable	1,639,655	1,517,691
Investment interest receivable	28,533	16,537
Net amounts receivable for pending trades	69,888	–
	16,967,408	16,216,537
	261,516,693	231,204,247

Liabilities

Accrued liabilities	42,302	33,245
Net amounts payable for pending trades	–	39,723
	42,302	72,968

Net assets available for plan benefits	$261,474,391	$231,131,279

See accompanying notes to financial statements.

THE RESTATED FOUR SEASONS HOTELS
RETIREMENT BENEFIT PLAN

Statement of Changes in Net Assets Available for Plan Benefits
(Stated in U.S. dollars)

Year ended December 31, 2005

Additions to net assets attributable to:
Investment income
Net appreciation in fair value of investments	$9,431,439
Interest and dividends	3,500,477
12,931,916

Employers’ contributions	16,013,408
Participants’ contributions	19,781,923
48,727,247

Deductions from net assets attributable to:
Distributions to participants	18,041,875
Administrative expenses	342,260
18,384,135

Net increase	30,343,112

Net assets available for plan benefits, beginning of year	231,131,279

Net assets available for plan benefits, end of year	$261,474,391

See accompanying notes to financial statements.

THE RESTATED FOUR SEASONS HOTELS

RETIREMENT BENEFIT PLAN

Notes to Financial Statements

(Stated in U.S. dollars)

Year ended December 31, 2005

1.	Description of the Plan:

The following brief description of The Restated Four Seasons Hotels Retirement Benefit Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General:

The Plan is a multiple employer defined contribution plan sponsored by the Pension and Profit-Sharing Committee of Four Seasons Hotels Limited (hereinafter referred to as the “Sponsor” or the “Company”) on behalf of its eligible employees and the eligible employees of the participating hotels. The Sponsor does not guarantee any pensions or underwrite any investment returns. Participation in the 401 (K) portion of the Plan is voluntary. Any employee, as defined by the Plan, who works the required minimum 250 hours (1,000 hours for eligibility for employer contributions) is eligible to participate in the Plan. Participation in the employer base and profit sharing portion of the Plan is automatic following the appropriate waiting period, as defined by the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions:

The Plan provides for the following contributions by eligible participants, as well as the Company and all other participating employers in the Plan:

(a)

Elective (401 (K)) salary deferrals by eligible participants of between 0% and 30% of the participant's compensation. The Internal Revenue Service (“IRS”) has limited participant's annual tax-deferred contributions to $14,000 for 2005. Other IRS limits exist for certain highly compensated employees participating in the Plan. The Plan provides for an annual catch-up contribution of $4,000 in 2005 for participants age 50 or older.

(b)	Employer contributions of 3% of each eligible participant's compensation, referred to as employer base contributions.
(c)

Discretionary employer profit-sharing contributions of a uniform percentage of each eligible participant's compensation. The profit-sharing contribution (if any) made by each employer may vary, depending upon the profits of the employer. The 2005 profit-sharing contribution was $7,226,526.

THE RESTATED FOUR SEASONS HOTELS

RETIREMENT BENEFIT PLAN

Notes to Financial Statements (continued)

(Stated in U.S. dollars)

Year ended December 31, 2005

1.	Description of the Plan (continued):

Participant accounts:

Each participant's account is credited with the participant's contributions, and allocations of employer's contributions and allocations of the Plan's earnings or losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that will be provided from the participant's vested account.

Participants may direct the investment of their elective deferrals, as well as any profit-sharing contributions made on their behalf among various investment funds. Effective March 2005, employer base contributions were credited to the Dodge & Cox Balanced Fund. Prior to March 2005, employer contributions were credited to the Wells Fargo Growth Balanced Fund.

Vesting:

Participants are immediately 100% vested in their salary deferral contributions, employer contributions, rollover contributions and any earnings thereon.

Distributions:

On termination of service due to death, disability, termination of employment or retirement, a participant or his or her beneficiary is eligible to receive a lump-sum amount equal to the value of the assets in his or her account.

Participant loans:

Participants may borrow funds against contributions made by the employee and employer profit-sharing contributions. The maximum amount that a participant can borrow from the Plan is $50,000 or 50% of their eligible account balance, whichever is less. The minimum amount that a participant can borrow from the Plan is $1,000. The interest rate charged on the loan is fixed over the loan term and is calculated at the Index Rate, as defined in the Plan document, on the first banking day of the previous month plus 2%. Loan terms are from six months to five years.

THE RESTATED FOUR SEASONS HOTELS

RETIREMENT BENEFIT PLAN

Notes to Financial Statements (continued)

(Stated in U.S. dollars)

Year ended December 31, 2005

1.	Description of the Plan (continued):

Plan termination:

Although the Plan sponsor has not expressed any intent to terminate the Plan, they may do so at any time. In the event of termination of the Plan, all Plan assets will be distributed to participants based on their account balance.

Administrative expenses:

Administrative expenses are incurred by the Plan and allocated to the participant accounts.

2.	Significant accounting policies:

The accompanying financial statements have been prepared on an accrual basis of accounting.

Fair values of financial instruments and income recognition:

The investments are stated at fair value. All shares of registered investment companies (mutual funds) are valued at quoted market prices from national exchanges. Shares of the collective trust fund are stated at fair value, which represents the net asset values of shares held by the Plan, as reported by the Investment Manager of the fund. Common stock of Four Seasons Hotels Inc. (“FSHI”), the parent company of the Company, is traded on the Toronto Stock Exchange and the New York Stock Exchange and is valued at the current market price of FSHI's common stock on the last business day of the Plan's year end.

Participants' loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

As cash and cash equivalents, receivables and accruals are all short-term in nature, their carrying amounts approximate fair values.

THE RESTATED FOUR SEASONS HOTELS

RETIREMENT BENEFIT PLAN

Notes to Financial Statements (continued)

(Stated in U.S. dollars)

Year ended December 31, 2005
2.	Significant accounting policies (continued):

Distributions:

Distributions are recorded when paid.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3.	Investments:

The following investments represent 5% or more of the Plan’s net assets:

	2005	2004

Mutual funds:
Wells Fargo Bank Growth Balanced Fund	$91,317,588	$93,170,398
Wells Fargo Bank Growth Equity Fund	38,612,344	35,149,673
Vanguard Institutional Index Fund	20,182,318	18,469,529
Fidelity Diversified International Fund	17,572,762	12,509,526
T-Rowe Price Small Capital Stock Fund	17,034,047	13,866,480
Dodge & Cox Balanced Fund	13,184,428	1,467,968
Collective trust fund:
Wells Fargo Bank Stable Return Fund	15,567,047	13,331,356

The Plan offers a number of investment options, including FSHI common stock and a variety of investment funds. The funds invest in U.S. equities, international equities and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits and participant account balances.

THE RESTATED FOUR SEASONS HOTELS

RETIREMENT BENEFIT PLAN

Notes to Financial Statements (continued)

(Stated in U.S. dollars)

Year ended December 31, 2005
3.	Investments (continued):

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across twelve participant-directed fund elections. Additionally, the investments within each participant-directed fund are further diversified into varied financial instruments, with the exception of the Four Seasons Stock Fund, which principally invests in the common stock of a single issuer.

At December 31, 2005 and 2004, approximately 1% of the Plan’s net assets were invested in common stock of the Company. The underlying value of the Company’s stock is dependent upon, amongst other factors, the performance of the Company and the market’s evaluation of such performance.

During 2005, the Plan’s investments (including investments bought, sold and held during the year) appreciated/(depreciated) in value as follows:

Four Seasons Stock Fund	$(1,524,274)
Mutual funds	10,311,781
Collective trust fund	643,932

$9,431,439
4.	Federal income taxes:

The Plan has received a favourable determination letter from the IRS, dated August 7, 2002, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from taxes under Section 501(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

THE RESTATED FOUR SEASONS HOTELS

RETIREMENT BENEFIT PLAN

Notes to Financial Statements (continued)
(Stated in U.S. dollars)

Year ended December 31, 2005
5.	Related party transactions (parties in interest):

Certain investments of the Plan are shares of mutual funds and a collective trust fund sponsored by Wells Fargo Bank Minnesota, N.A., a subsidiary of Wells Fargo. Wells Fargo provides investment advisory services for certain investments in the Plan and is the custodian and record keeper of the Plan. Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by FSHI. FSHI is the ultimate parent of the Plan Sponsor, as defined by the Plan.

Fees paid to related parties for services to the Plan are paid out of a fund’s assets. Mutual fund and pooled investment fund operation expenses come out of a fund’s assets and are reflected in the fund’s share/unit price.

THE RESTATED FOUR SEASONS HOTELS
RETIREMENT BENEFIT PLAN

(EIN 98 0057100)

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005

Issuer	Description	Number of units	Market value
Wells Fargo Short-Term
Investment Fund G	Cash	–	$160,917
*Wells Fargo Bank Minnesota, N.A.:
Stable Return Fund	Collective trust fund	399,565	15,567,047
Advantage Conservative Allocation Fund	Mutual fund	514,711	9,764,066
Growth Balanced Fund	Mutual fund	3,134,830	91,317,588
Growth Equity Fund	Mutual fund	1,404,085	38,612,344
PIMCO Total Return Fund	Mutual fund	611,357	6,419,244
Vanguard Institutional Index Fund	Mutual fund	177,022	20,182,318
T. Rowe Price Small
Capital Stock Fund	Mutual fund	519,172	17,034,047
Blue Chip Growth Fund	Mutual fund	39,391	1,287,300
Equity Income Fund	Mutual fund	92,641	2,401,251
Dodge & Cox Balanced Fund	Mutual fund	162,090	13,184,428
Fidelity Diversified
International Fund	Mutual fund	540,305	17,572,762
*Four Seasons Stock Fund	Common stock	52,500	2,611,875
*Participant loans	2,027 loans to participants at rates varying between 6% and 11.5%	–	8,434,098
Total investments			$244,549,285

* Parties in interest as defined in ERISA.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE RESTATED FOUR SEASONS HOTELS RETIREMENT BENEFIT PLAN

By:	The Pension and Profit Sharing Committee of Four Seasons Hotels Limited

By:	/s/ Sandra Ward Sandra Ward, a Member of the Committee

Dated: June 29, 2006

EXHIBIT-INDEX

Exhibit No.	Description
23.1	Consent of KPMG LLP